Exhibit 1.01

Eli Lilly and Company Conflict Minerals Report

I. Background

Eli Lilly and Company (referred to herein as “Lilly,” “we,” “us” and “our”) has prepared this report as required by Rule 13p-1 under the Securities Exchange Act of 1934. Rule 13p-1 requires that public companies disclose in an annual Form SD and associated Conflict Minerals Report information regarding any conflict minerals that are “necessary to the functionality” of any products that such companies manufacture or have contracted to be manufactured. Specifically, Rule 13p-1 requires that a company:

(i)	determine whether any products that it manufactures (or contracts to have manufactured) contain conflict minerals,

(ii)
conduct a reasonable country of origin investigation to determine whether any such products originated in the Democratic Republic of the Congo or its adjoining countries (the “DRC”) or are from recycled or scrap sources, and

(iii)
exercise due diligence on the source and chain of custody of conflict minerals contained in its products to ascertain the origin and chain of custody of the conflict minerals, and whether the minerals financed or benefited armed groups in the DRC.

For the purposes of these requirements, the phrase “conflict minerals” refers to tantalum, tin, tungsten, and gold (hereinafter referred to as “3TG minerals” or “3TG”).

Company Overview and Products

Lilly is in the business of discovering, developing, manufacturing and marketing pharmaceutical products. Lilly currently has two business segments - human pharmaceutical products and animal health products. The mission of our human health pharmaceutical business is to make medicines that help people live longer, healthier, more active lives. Several injectable products in our human pharmaceutical business are marketed in combination with a medical device for patient convenience and adherence. Our animal health business develops, manufactures, and markets products for both food animals and companion animals.
As required by Rule 13p-1, we conducted a thorough search of the materials used as components in the manufacturing process or final materials for our products. As outlined in more detail below under “Due Diligence,” out of all of the products we manufacture, and out of the more than five thousand materials used either as a part of the manufacturing process or in the final product itself, only one product was found to contain 3TG minerals: one of our reusable insulin pens, which represented less than 2% of the number of products that we marketed [in 2014]. At the end of 2014, we notified the supplier of those pens that we would be discontinuing those pens. In 2015, we packaged and sold some of the pens that remained in our inventory, generating a nominal amount of revenue; we continued to hold a small number of the pens in our inventory as of December 31, 2015.

Eli Lilly and Company - Corporate Responsibility

We are strongly committed to corporate responsibility, with oversight from the most senior leadership in the organization. Lilly governs corporate responsibility issues through our global corporate affairs leadership, under the supervision of the Public Policy and Compliance Committee of the Board of Directors. We are concerned with the many human rights violations that occur in the DRC and the surrounding region, and have adopted a policy on conflict minerals that provides the following:

Lilly is concerned with the many human rights violations that occur in the Democratic Republic of Congo and the surrounding region. The conflicts that are occurring in this region may be financed by the mineral mining of cassiterite, columbite-tantalite, wolframite, and gold [3TG minerals]. In support of the provisions in the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, Lilly is working to develop a better understanding of the supply chain of “conflict minerals” used in our products and will conduct due diligence to determine the origin of these raw materials to avoid the inadvertent support of businesses associated with human rights violations. This work will require our suppliers to develop a thorough understanding of their supply chains. We expect our suppliers to provide information regarding the origin of parts or products supplied to Lilly and whether those parts or products contain “conflict minerals.”

This policy, along with more information regarding our efforts related to corporate responsibility, is included in our 2012-2013 Corporate Responsibility Report, available on our website at: http://www.lilly.com/Documents/Lilly_2012_2013_CRreport.pdf.

Summary of Process Used to Determine Whether Company Products Contain 3TG

As required by Rule 13p-1, we have conducted an annual review of our product and product components to determine whether those products contain 3TG minerals and, as necessary, have conducted follow-up diligence as outlined in more detail below, under “Due Diligence”. We structured our review process to take into account the fact that human pharmaceutical and animal health manufacturing processes are complex, highly regulated, and vary widely from product to product. There are hundreds of suppliers and third parties involved across all steps of the manufacturing process starting with raw materials and ending with the finished product that a patient receives. As a result, we elected again to use a “product-centric” approach, rather than a “supplier centric” approach in performing our material inquiry.

Under this product centric-approach, we focused first on the materials included in our products to determine which products contained 3TG and to identify any suppliers that provide materials that contain 3TG. All of the materials used to manufacture Lilly’s products are included in a bill of materials (“BOM”). We reviewed the BOMs for each product manufactured by Lilly. We also requested BOMs from suppliers for any products manufactured on Lilly’s behalf (or, in some cases, requested the supplier to complete a BOM review for 3TG minerals).

If any material listed on a BOM contained 3TG and was not made from recycled or scrap sources, we included the supplier of such materials in next step of our due diligence process described below. This process was used for all human pharmaceutical, animal health, and medical device products.

Based on the 3TG content assessment review, we were able to conclude that almost none of our suppliers provide components or products that contain 3TG minerals. Only one product was identified that was potentially in the scope of Rule 13p-1 that required follow-up due diligence. Our due diligence process with respect to that product is discussed in the following section. Because our reasonable country of origin process required by Rule 13p-1 was incorporated into our due diligence process, we do not describe that process separately below.

As provided by the Rule, this process did not include products that were not entered into the stream of commerce in the calendar year ended December 31, 2015, or products manufactured or contracted to be manufactured by entities acquired by the Company after April 2014.

II. Due Diligence

Due Diligence Design and Measures

Our due diligence measures have been designed to conform with the due diligence framework presented by the Organisation for Economic Co-operation and Development (the “OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (“OECD Guidance”) and the related Supplements for gold and for tin, tantalum and tungsten.

Under the OECD Guidance, a downstream company such as Lilly is expected to:

(1)	establish strong company management systems to ensure that existing due diligence and management systems of companies in the supply chain are structured for effective due diligence,

(2)	identify and assess risks in the supply chain relating to the extraction, consolidation, transport, trading, and export of conflict minerals from conflict-affected and high-risk areas, and

(3)	design and implement a strategy to respond to identified risks in order to prevent or mitigate adverse impacts.

In accordance with the OECD Guidance, we undertook the following due diligence measures:

•	established an internal, cross functional steering team to implement our conflict minerals due diligence measures;

•	using information from our internal review process, identified one supplier that provided components containing 3TG;

•	surveyed that supplier regarding the existence of 3TG in its products, the smelters or refiners of conflict minerals in its supply chains, and the country of origin of any conflict minerals

•
established the expectation that our suppliers would obtain the same information from their supply chains regarding entities that process necessary conflict minerals, and pass that information on to us; and

•	conducted various follow-up queries in an effort to clarify certain responses received from our supplier and to update information previously provided to us by the supplier.

Conflict Minerals Steering Team

The conflict mineral due diligence process was conducted by an internal working group led by our procurement organization. Subject matter experts from supply chain, development, manufacturing, along with resources from the relevant company affiliates provided guidance and technical support to the working group throughout the process.

The working group was overseen by a cross functional steering team that included our Chief Procurement Officer and Chief Accounting Officer, along with other senior members of our legal, finance, and procurement teams. This steering team reviewed and approved the final analysis of our due diligence process and the Conflict Mineral Report was reviewed by the Public Policy and Compliance Committee.

The working group established the internal 3TG review process discussed above and due diligence process described below and oversaw the execution of both processes in connection with the preparation of this conflict minerals report for the year ended December 31, 2015.

The working group has also been working with other constituencies at the company whose areas of responsibility are implicated by our conflict minerals policy to ensure that they are aware of and are working to ensure our adherence to our conflict minerals policy.

Due Diligence Related to the Source and Chain of Custody of the 3TG Components

The supplier that uses 3TG (specifically gold and tin) (and its respective suppliers) have represented to us that they conducted their own due diligence for the medical device which they manufacture. The supplier was unable to provide complete documentation regarding the country of origin or the smelters from which the gold and tin that is incorporated into the medical device is sourced. As a result of our supplier’s inability to provide us with this information, we had insufficient information from this supplier and were unable to conduct any diligence to determine the mine location of origin for the 3TG minerals used in the Lilly device.

In late 2014, we notified the supplier that we would be discontinuing the medical device and received our last lot of the pens from our supplier. In 2015, we packaged and sold some of the outstanding pens that remained in our inventory as of December 31, 2015.  Some outstanding pens currently still remain in our inventory. Our due diligence in connection with this conflict minerals report did not identify any other products containing 3TG minerals.

Strategy To Respond To Identified Risks In Order To Prevent Or Mitigate Adverse Impacts

As stated above, we are committed to pursuing responsibly-sourced materials for use in our products and the manufacture thereof. We have developed and documented a process that can be replicated on an annual basis to support future submissions. In the report for the year ending December 31, 2014, as described above, we identified one supplier that indicated that its sources for gold and tin were undeterminable. That same year, we notified the supplier that we would be discontinuing the medical device and received our last lot of the pens from our supplier.
As we develop or acquire future products that we will manufacture and/or sell, we will proactively analyze whether any 3TG minerals are present in such products and, if so, the source of such materials.

Working with Suppliers to Ensure Adherence to our Conflict Minerals Policy

As noted previously, we have adopted a publicly-available policy on conflict minerals. We have communicated our Conflict Minerals Policy to the suppliers that we have identified as providing products that contain 3TG. Our expectation is that our suppliers thoroughly understand their supply chains and work diligently to provide us with clear and accurate information regarding the source of the products they use.

We also are taking steps to ensure that our suppliers assist us in fulfilling our conflict minerals policy. Because we rely on our direct suppliers to work with their upstream suppliers in order that they may provide us with accurate information about the origin of 3TG in the components that are ultimately incorporated into our products, we are considering ways in which our commercial agreements can help us ensure compliance with our policy. As we enter into new contracts or renew existing contracts, we are seeking to add a clause that requires suppliers to identify the source of any 3TG included in products that we acquire from such suppliers.